SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 28806; File No. 812-13421]

Federated Core Trust III, et al.; Notice of Application

June 30, 2009

Agency: Securities and Exchange Commission ("Commission")

Action: Notice of application under section 6(c) of the Investment Company Act of 1940

("Act") for an exemption from section 22(e) of the Act and rule 22c-1 under the Act.

Summary of Application: Applicants request an order to permit a series of a registered

open-end management investment company whose outstanding securities are owned

exclusively by persons who are qualified purchasers, as defined in the Act, to operate as

an extended payment fund.

Applicants: Federated Core Trust III ("Trust") and Federated Investment Management

Company ("Adviser").

Filing Dates: The application was filed on August 31, 2007 and amended on November

15, 2007, July 21, 2008, September 8, 2008, November 21, 2008, and June 29, 2009.

Hearing or Notification of Hearing: An order granting the requested relief will be issued

unless the Commission orders a hearing. Interested persons may request a hearing by

writing to the Commission's Secretary and serving applicants with a copy of the request,

personally or by mail. Hearing requests should be received by the Commission by 5:30

p.m. on July 24, 2009, and should be accompanied by proof of service on applicants, in

the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should

state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants: 5800 Corporate Drive, Pittsburgh, Pennsylvania 15237-7000.

For Further Information Contact: Courtney S. Thornton, Senior Counsel, at (202) 551-6812, or Mary Kay Frech, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's Web site by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm, or by calling (202) 551-8090.

Applicants' Representations:

1.   The Trust was organized as a Delaware statutory trust on August 29, 2007, and filed Form N-8A on July 21, 2008. On July 22, 2008, the Trust filed Form N-1A to register its non-diversified series, Federated Project and Finance Core Fund (the "Fund"), under the Act.

2.   The Adviser, a wholly-owned subsidiary of Federated Investors, Inc., is an investment adviser registered under the Investment Advisers Act of 1940. The Adviser will serve as investment adviser to the Fund.

3.   The investment objective of the Fund will be to provide total return comprised primarily from income arising out of investment in trade-finance and related securities and instruments. The Fund will invest primarily in trade, structured-trade,

export and project finance or related assets of companies or other entities (including

sovereign entities) located in developed markets as well as emerging markets. Applicants

expect that a substantial portion of the Fund's assets will consist of a variety of trade

finance securities and instruments that may not be readily sold and converted to cash

within seven days. The Fund's investments, however, although less liquid than

permissible for an open-end investment company in the absence of exemptive relief, will

not be illiquid on a relative basis.[1] The board of trustees ("Board") of the Fund will

approve written procedures reasonably designed to ensure that the Fund's portfolio assets

are sufficiently liquid so that the Fund can comply with its fundamental policy on

redemptions, taking into account current market conditions and the Fund's investment

objectives. The Board will review the procedures and the overall composition of the

portfolio at least annually.

       4.   Shares of the Fund will not be registered under the Securities Act of 1933

(the "1933 Act"); they will be offered and sold only in private placement transactions to

"accredited investors," as defined in Regulation D of the 1933 Act, that are also

"qualified purchasers," as defined in section 2(a)(51) of the Act and the rules thereunder

("Qualified Purchasers"). Applicants anticipate that the Fund will serve initially as a

"core fund" that would provide access to this asset class to other registered investment

companies both within and outside the Federated group of investment companies. The

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[1] At least 85% of the Fund's assets will be invested such that (a) the Fund reasonably believes that an asset can be sold or disposed of in the ordinary course of business at approximately the price used in computing the Fund's net asset value ("NAV"), in a period equal to the Fund's period for paying redemption proceeds (the period between tender and the Redemption Payment Date, as defined herein), or (b) an asset must mature before the next Redemption Payment Date.

Fund will adopt a policy to permit the transfer of its shares only to other Qualified Purchasers.

5.   Applicants have determined to register the Fund under the Act, rather than rely on section 3(c)(7) of the Act, in order to offer the Act's protections to the registered funds and other investors that will invest in the Fund. Applicants will register the Fund under the Act as an open-end, rather than as a closed-end, investment company, because the Fund's portfolio will be liquid enough to accept redemption requests daily and pay redemption proceeds within 31 days thereafter. Applicants state that a closed-end fund would not be able to offer redeemable securities and could tend to trade in the aftermarket at a discount to NAV.

6.   The Fund seeks exemptions from section 22(e) of the Act and rule 22c-1 under the Act to the extent necessary to permit the Fund to operate as an extended payment fund. As such, the Fund will accept redemption requests daily, price shares tendered for redemption 24 days after receipt of the tender (the "Redemption Pricing Date"), and pay redemption proceeds within thirty-one days after a redemption request (the "Redemption Payment Date").[2] Shares tendered for redemption will participate proportionately in the Fund's gains and losses during the period of time between the notice of tender for redemption and the Redemption Pricing Date.

7.   The Fund will adopt a fundamental policy specifying its redemption procedures, including the timing of key redemption dates. This policy will be disclosed in the Fund's offering memorandum. Modification of this policy will require

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[2]   If the Redemption Pricing Date falls on a weekend or a holiday, the price of the redeemed shares will be determined as of the closing NAV of the Fund on the preceding business day.

authorization by the vote of a majority of the Fund's outstanding voting securities and approval by the Commission or its staff.

Applicants' Legal Analysis:

1.   Rule 22c-1 under the Act generally requires a registered open-end investment company to sell, redeem, or repurchase its securities at the price based on the current NAV of such security next computed after receipt of a tender of such security for redemption.[3] Applicants state that rule 22c-1 was designed primarily to address the practice of "backward pricing" of fund shares. That practice involved pricing fund shares for purchase or redemption based on the NAV determined prior to the purchase or redemption request. This pricing mechanism enabled a fund's insiders to engage in "riskless trading" by buying shares at an NAV that they knew was likely to increase because of market action after the shares were priced. Applicants assert that, in effect, backward pricing created the possibility that some investors could trade fund shares at the expense of non-redeeming shareholders. Rule 22c-1 eliminates this problem by requiring "forward pricing," or pricing fund shares at the close of the market after a purchase or redemption request is received. Under rule 22c-1, an open-end equity fund typically computes the value of shares tendered for redemption on any given day at 4:00 pm on that day.

2.   Applicants propose that the Fund redeem shares at the NAV per share calculated 24 days after the shares are tendered. Applicants assert that their proposal

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[3]   The Fund will value its securities consistent with the requirements of section 2(a)(41) of the Act. Section 2(a)(41) defines value with respect to assets of a registered investment company (a) with respect to securities for which market quotations are readily available as the market value of such securities, and (b) with respect to other securities and assets as fair value determined in good faith by the board of directors of the investment company. The Fund will calculate its NAV daily and will sell its shares at the NAV per share next calculated after a purchase request is received.

does not raise the concern of "backward pricing" because shares will be priced only after a tender for redemption is received. Applicants state that the Fund's pricing timeline will be clearly disclosed and is consistent with the Act because it will treat all investors equally and not dilute non-redeeming shareholders' interests. In addition, all investors in the Fund will be Qualified Purchasers, who are capable of understanding the risks presented by the Fund's redemption policy.

3.   Section 22(e) of the Act provides that a registered investment company may not suspend the right of redemption or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of the security to the company. Applicants request an exemption from section 22(e) to permit the Fund to pay redemption proceeds within 7 days after the Redemption Pricing Date (or 31 days after the tender of shares for redemption).

4.   Applicants state that the primary purpose of section 22(e) is to address the abusive practices of early open-end companies that claimed that their securities were redeemable, only to then institute barriers to redemption. Applicants represent that the Fund's policies will not raise the possibility of such abuses. The Fund's redemption policy will be a fundamental policy changeable only by a majority vote of its shareholders and the approval of the Commission or its staff. Applicants undertake to disclose the Fund's redemption policy on the cover page of its offering memorandum and in any marketing materials, and to refrain from holding itself out as a "mutual fund." Most importantly, the Fund will limit its investors to Qualified Purchasers, who are

highly sophisticated investors capable of understanding the Fund's redemption policy and its associated risks.

5. In 1992, the Commission proposed rule 22e-3 under the Act that set forth an "extended payment fund" structure identical to that proposed for the Fund. The Commission's proposal was designed to permit a registered investment company that could both offer redeemable securities and invest in assets, including less liquid foreign securities, that did not meet the seven-day liquidity standard for traditional open-end funds.

6. Under proposed rule 22e-3, an open-end fund could make payment upon redemption of its securities up to 31 days after tender of the securities to the fund at NAV determined on the next redemption pricing date following the tender, provided that: (a) the fund did so pursuant to a fundamental policy, setting forth the number of days between a tender and the next redemption pricing and payment dates, changeable only with approval of a majority of the fund's outstanding voting securities; (b) at least 85% of the fund's assets consisted of assets that either (i) may be sold in the ordinary course of business at approximately the price used to compute the fund's NAV, within the period between the tender and the next redemption payment date, or (ii) mature by the next redemption payment date; and (c) the fund does not hold itself out to investors as a mutual fund. The Fund will comply with these requirements.

7. Section 6(c) of the Act permits the Commission to exempt any person or transaction from any provision of the Act if the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policies of the Act. Applicants believe that the relief is appropriate

because the Fund can provide a convenient and cost-effective means of accessing certain asset classes that provide potentially favorable returns and can produce administrative and other efficiencies and diversify risk across a number of investments. Applicants also believe that the requested relief is consistent with the protection of investors because shares of the Fund will be available only to Qualified Purchasers. Finally, applicants state that the relief is consistent with the purposes intended by the policies of the Act because, as discussed above, it does not raise the concerns addressed by section 22(e) of the Act and rule 22c-1 thereunder.

Applicants' Conditions:

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.   The Fund's outstanding securities will be owned exclusively by persons who are Qualified Purchasers, as defined in section 2(a)(51) of the Act and the rules thereunder.

2.   The Fund will adopt a fundamental policy, which may be changed only by a majority vote of the outstanding voting securities of the Fund and only upon approval by the Commission or its staff, that will specify the circumstances in which the Fund will redeem its shares, such that (a) the Fund will have a 31 day rolling deadline to pay redemptions after a shareholder has requested redemption, and (b) will calculate its NAV applicable to a redemption request on the next Redemption Pricing Date following a redemption request, which will be 24 days after a shareholder has requested redemption.

3. At least 85% of the assets of the Fund will consist of assets:

(a) that the Fund reasonably believes may be sold or disposed of in the ordinary course of business, at approximately the price used in computing the Fund's NAV, within the period between a tender of shares and the next Redemption Payment Date, or

(b) that mature by the next Redemption Payment Date.

4. The Board of the Fund, including a majority of the disinterested trustees, will adopt written procedures designed to ensure that the Fund will comply with the terms and conditions of the requested order. The Board will review these procedures at least annually and approve such changes as it deems necessary.

5. The Fund will not hold itself out as a "mutual fund." The Fund will disclose its redemption policy on the cover page of its offering memorandum and in any marketing materials.

By the Commission.

Elizabeth M. Murphy
Secretary